SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 30, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Extraordinary General Shareholders’ Meeting,
Held on April 27th, 2007 at 11:00 a.m.

(Minutes drawn up in summarized form, pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:
On April 27th, 2007, at 11:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:
Second summons notice published pursuant to article 124 of Law 6,404/76 in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette), in the editions of March 19, 20 and 21, 2007.

Presence:
Shareholders representing the majority of the Company’s voting capital, sufficient for approval, in second summons, of the matters of the day’s agenda, were present, according to records and signatures existent in the Book of Registration of Present Shareholders. Company’s representative, Mr. Filipe Laudo de Camargo.

Meeting’s Board:
Once the meeting was established, Mr. Filipe Laudo de Camargo and Mrs. Sabrina Naritomi were elected to preside the meeting and act as secretary, respectively, in compliance with article 16 of the Company’s Bylaws.

Day’s Agenda:
At the start of the meeting, the President requested to the Secretary to proceed to the reading of the day’s agenda, as follows:

1.	Deliberate on the Company’s Share Grouping; and

2.	Deliberate on the alteration of the Company’s by-laws, according to the Management’s proposal, as well as to authorize its consolidation.

Resolutions
Once the meeting started, the present shareholders authorized, unanimously, that the minutes in connection with this Extraordinary General Shareholders’ Meeting be drafted in summarized form, as well as its publication without the signatures of the present shareholders, according to article 130 of Law 6,404/76.

Subsequently, the President registered the receipt of the vote instructions set in Invitel S.A.’s and Brasil Telecom Participações S.A.’s prior meeting, both held on April 9, 2007, which report to and contain, as annex, Zain Participações S.A.’s Minutes of Extraordinary General Shareholders’ Meeting, also held on the same date, informing all present that such acts determine the vote of the shareholders related to Invitel S.A.’s shareholders’ agreement, celebrated on October 30, 1998, and to Brasil Telecom Participações S.A.’s vote agreement, celebrated on September 16, 2003, related to the matters of the day’s agenda (Docs. 1 and 2).

Once the registers were made, regarding item 1 of the day’s agenda, the present shareholders approved, by majority decision, the Management’s proposal related to the share grouping, which is filed in the Company’s headquarters (Doc. 3). The following shareholders presented vote manifestation which is filed in the Company’s headquarters (Doc. 04): THE EMM UMBRELLA FUNDS, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, EMERGING MARKETS EQUITY TRUST 1, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, ISHARES MSCI BRAZIL (FREE) INDEX FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE, THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, KODAK RETIREMENT INCOME PLAN, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, GLOBAL INVESTMENT FUND, STAFF RETIREMENT PLAN, THE TEXAS EDUCATION AGENCY, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, ARTHA MASTER FUND, LLC, PANAGORA GROUP TRUST, BELL ATLANTIC MASTER PENSION TRUST, PHILIPS ELECT NORTH AMERICA CORPORATION, KANSAS PUBLIC EMP RETIREMENT SYSTEM, TEACHER RETIREMENT SYSTEM OF TEXAS, VAN KAPEM SERIES FUND INC, VAN KAPEM GLOBAL EQUITY ALOCATION, PENSION PLAN OF HERCULES INCORPORATED, AEGON/ TRANSAMERICA SERIES TRUST - VAN KAMPEM, CAPITAL INTERNATIONAL EMERG. MARKETS FUND, MINEWORKERS' PENSION SCHEME, NORGES BANK, COLLEGE RETIREMENT EQUITIES FUND, VANGUARD INVESTMENT SERIES, PLC, EMERGING MARKETS GROWTH FUND INC, BANK OF BERMUDA (GUERNSEY) LIMITED AS TRUSTEE OF SCHRODER EMERGING MKTS FD, BANK OF BERMUDA (GUERNSEY) LIMITED AS TRUSTEE OF SCHRODER INSTL DEVELOPING MKTS, SCHRODER INTERNATIONAL SELECTION FUND - LATIN AMERICAN, SCHRODER GLOBAL EMERGING MARKETS FUND.

Regarding item 2 of the day’s agenda, the Management’s proposal was approved by majority decision, being filed in the Company’s headquarters (Doc. 05). The following shareholders presented vote manifestation which is filed in the Company’s headquarters (Doc. 06): THE EMM UMBRELLA FUNDS, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, EMERGING MARKETS EQUITY TRUST 1, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, ISHARES MSCI BRAZIL (FREE) INDEX FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE, THE MASTER TRUST BANK OF JAPAN, LTD. RE:

MTBC400035147, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, KODAK RETIREMENT INCOME PLAN, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, GLOBAL INVESTMENT FUND, STAFF RETIREMENT PLAN, THE TEXAS EDUCATION AGENCY, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, ARTHA MASTER FUND, LLC, PANAGORA GROUP TRUST, BELL ATLANTIC MASTER PENSION TRUST, PHILIPS ELECT NORTH AMERICA CORPORATION, KANSAS PUBLIC EMP RETIREMENT SYSTEM, TEACHER RETIREMENT SYSTEM OF TEXAS, VAN KAPEM SERIES FUND INC, VAN KAPEM GLOBAL EQUITY ALOCATION, PENSION PLAN OF HERCULES INCORPORATED, AEGON/ TRANSAMERICA SERIES TRUST - VAN KAMPEM, CAPITAL INTERNATIONAL EMERG. MARKETS FUND, MINEWORKERS' PENSION SCHEME, NORGES BANK, COLLEGE RETIREMENT EQUITIES FUND, VANGUARD INVESTMENT SERIES, PLC, EMERGING MARKETS GROWTH FUND INC, BANK OF BERMUDA (GUERNSEY) LIMITED AS TRUSTEE OF SCHRODER EMERGING MKTS FD, BANK OF BERMUDA (GUERNSEY) LIMITED AS TRUSTEE OF SCHRODER INSTL DEVELOPING MKTS, SCHRODER INTERNATIONAL SELECTION FUND - LATIN AMERICAN, SCHRODER GLOBAL EMERGING MARKETS FUND.

The shareholders authorized the Company’s Management to execute all necessary actions to implement and consolidate the by-laws, such that it reflects the statutory alteration deliberated.

The abovementioned documents were authenticated by the Meeting’s Board and are filed at the Company’s headquarters.

Closing:
With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the present shareholders.

Brasília, April 27, 2007.

Filipe Laudo de Camargo		Sabrina Naritomi
President		Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.